Exhibit 12.2

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(dollars in thousands)

	Year Ended December 31,
	2005		2004		2003		2002		2001
Earnings:
Income before equity in earnings and gains (losses) on equity transactions of equity investments	$138,869		$117,386		$90,921		$88,923		$87,510
Fixed charges before preferred distributions	143,663		118,212		101,144		89,417		91,305
Distributions from equity investments	22,646		24,572		27,404		27,195		26,651
Capitalized interest	—		—		—		(3,057)		(787)
Adjusted Earnings	$305,178		$260,170		$219,469		$202,478		$204,679

Fixed Charges and Preferred Distributions:
Interest expense (including amortization of note discounts and premiums and deferred financing fees)	$143,663		$118,212		$101,144		$86,360		$90,518
Capitalized interest	—		—		—		3,057		787
Preferred distributions	46,000		46,000		46,000		27,625		16,842
Combined Fixed Charges and Preferred Distributions	$189,663		$164,212		$147,144		$117,042		$108,147

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.6	x	1.6	x	1.5	x	1.7	x	1.9	x